SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 19, 2020.

By letter dated November 19, 2020,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	09/30/2020	09/30/2019
Results of the period (three-month period)	7,526	9,492
Attributable to:
Shareholders of the controlling company	2,893	(3,193)
Non-controlling interest	4,633	12,685

2. Other integral results of the period	in million ARS
	09/30/2020	09/30/2019
Other integral results of the period	(8,373)	18,533
Attributable to:
Shareholders of the controlling company	(2,201)	830
Non-controlling interest	(6,172)	17,703

3. Total integral results of the period	in million ARS
	09/30/2020	09/30/2019
Total integral results of the period	(847)	28,025
Attributable to:
Shareholders of the controlling company	692	(2,363)
Non-controlling interest	(1,539)	30,388

4. Equity details	in million ARS
	09/30/2020	09/30/2019
Share Capital	499	486
Treasury shares	3	16
Comprehensive adjustment of capital stock and of treasury shares	10,572	10,573
Additional paid-in capital	11,403	11,403
Premium for trading of treasury shares	97	98
Legal Reserve	402	402
Special Reserve (Resolution CNV 609/12)	829	5,576
Cost of treasury share	(161)	(1,791)
Changes in non-controlling interest	(3,567)	(3,107)
Revaluation Surplus	1,387	176
Conversion reserve	4,164	5,775
Reserve for stocks-based payments	532	520
Special Reserve	-	37,675
Other comprehensive subsidiary results	131	589
Reserve for purchase of securities issued by the company	94	103
Other subsidiary reserves	-	22
Retained earnings	5,090	(45,868)
Shareholders’ Equity attributable to controlling company’s shareholders	31,475	22,648
Non-controlling interest	61,207	93,501
Total shareholder's equity	92,682	116,149

 In compliance with the Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804 (including treasury shares), divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholders, direct or indirectly, are Inversiones Financieras del Sur S.A (IFISA) and Agroinvestment S.A with 176,985,201 shares, accounting for 35.44% of the share capital (substracted the treasury shares), belonging both companies to the same controlling group and beneficial owner. IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay.

In addition, we report that as of September 30, 2020, after deducting Inversiones Financieras del Sur S.A. and Agroinvestment S.A’s interest and the treasury shares, the remaining shareholders held 322,423,284 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 64.56% of the issued and subscribed capital stock.

Below are the highlights for the three-month period ended September 30, 2020:

●
The net result for the first quarter of fiscal year 2021 recorded a gain of ARS 7,526 million compared to ARS 9,492 million in the same period of 2020. The result from continuing operations recorded a gain of ARS 13,922 million mainly due to higher results from changes in the fair value of the investment properties from our subsidiary IRSA.

●
The result of discontinued operations recorded a loss of ARS 6,396 million as a result of the deconsolidation of the investment in Israel since September 30, 2020.

●
Adjusted EBITDA for the reached ARS 5.811 million, 63.5% higher than in the same period of fiscal year 2020. Agribusiness adjusted EBITDA was ARS 2,244 and urban properties and investments business (IRSA) adjusted EBITDA was ARS 4,913 million.

●
2021 Campaign is developing with high international commodity prices and under “Niña” weather conditions from moderate to neutral. We expect to plant approximately 262,000 ha

●
As a subsequent event, we completed an exchange of the Class XXIV Notes for a nominal value of USD 73.6 million. The nominal value of the notes presented and accepted for exchange was approximately USD 65.1 million, which represents a 88.41% acceptance, through the participation of 1,098 orders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 19, 2020